Mail Stop 3561

December 30, 2008

Via facsimile to (919) 556-2432

Stephen R. Light
President and Chief Executive Officer
Xerium Technologies, Inc.
14101 Capital Boulevard
Youngsville, North Carolina 27596

> **Re: Xerium Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 8, 2008**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed April 28, 2008**
> **Form 10-Q for the Period Ended March 31, 2008**
> **Filed May 8, 2008**
> **Form 10-Q for the Period Ended June 30, 2008**
> **Filed August 7, 2008**
> **Form 10-Q for the Period Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 001-32498**

Dear Mr. Light:

　　　　We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

1. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, you did not include the reference to internal control over financial reporting and the associated parenthetical in paragraph 4. This also applies to the certifications filed with the Form 10-Q for the quarter ended March 31, 2008. The certifications filed with the Form 10-K for the year ended December 31, 2007 also do not include paragraph 4(d). The certifications filed with the Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 also do not include the parenthetical in paragraph 4(d). Please revise.

Annual Report on Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

2007 Executive Compensation Components, page 11

1. We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentive Bonus, page 12

2. On page 13, you state that in 2007, "the Committee selected the Named Executive Officers to receive an award…." You later indicate that the "performance metric for 2007 did not exceed the threshold level and the Company's Named Executive Officers did not receive incentive cash bonuses under the Plan for 2007 and did not receive any other incentive cash bonus in respect of 2007." Please clarify or advise.

Long-Term Compensation, page 14

3. You have not provided a quantitative discussion of the necessary targets to be achieved for your named executive officers to earn long-term compensation. Please disclose any specific long-term targets used to determine long-term compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Summary Compensation Table, page 17

4. Please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation. See Item 402(e) of Regulation S-K.

5. Please separately quantify the amounts attributable to each of the change in pension value and preferential earnings on nonqualified deferred compensation. See Instruction Item 3 to Item 402(c)(2)(viii) of Regulation S-K.

Employment Agreements and Potential Payments Upon Termination or Change in Control, page 23

6. With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director